SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

INTERNET GOLD-GOLDEN LINES LTD.
(Name of Registrant)

1 Alexander Yanai Street Petach-Tikva, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒2

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Internet Gold-Golden Lines Ltd.

6-K Items

1.	Notice of and Proxy Statement for Internet Gold-Golden Lines Ltd. 2007 Annual General Meeting of Shareholders to be held on September 5, 2007.

2.	Internet Gold-Golden Lines Ltd. Proxy Card.

3.	Letter to Shareholders.

ITEM 1

INTERNET GOLD – GOLDEN LINES LTD.
1 Alexander Yanai Street
Petach-Tikva, Israel

NOTICE OF 2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Internet Gold-Golden Lines Ltd. Shareholders:

We are pleased to invite you to the 2007 Annual General Meeting of Shareholders to be held on Wednesday, September 5, 2007, at 2:30 p.m. (Israel time), at the offices of Eurocom Communications Ltd. at 2 Dov Friedman Street, Ramat Gan 52141, Israel, for the following purposes:

(1)	To elect two Class B directors for terms expiring in 2010;

(2)	To approve the purchase of a directors’ and officers’ liability insurance policy;

(3)	To approve a framework agreement, as such term is defined under the Israeli Companies Regulations (Relief from Related Party Transactions) 5760-2000, which would authorize our management to negotiate and enter into contracts for the renewal, extension or replacement of a directors’ and officers’ liability insurance policy from time to time;

(4)	To approve an agreement by and between us and Eurocom Capital Finance Ltd., an affiliate of our controlling shareholder, under which Eurocom Capital Finance Ltd. will provide us with various capital management services;

(5)	To approve a framework agreement, as such term is defined under the Israeli Companies Regulations (Relief from Related Party Transactions) 5760-2000, by and between us and Eurocom Capital Underwriting Ltd., an affiliate of our controlling shareholder, relating to the provision of underwriting and/or management and/or marketing and/or distribution services in connection with private and/or public issuances of our securities;

(6)	To approve the grant of a special bonus to our chief executive officer, who is also a member of our Board of Directors;

(7)	To amend the monthly compensation of our chief executive officer under a management services agreement;

(8)	To amend Section 25 of our Articles of Association so that we will be no longer required to deliver notice of our annual and special general meetings to shareholders;

(9)	To ratify and approve the reappointment of Somekh Chaikin, registered public accountants, a member firm of KPMG International, as our independent registered public accountants for the year ending December 31, 2007 and to authorize our Board of Directors to delegate to our Audit Committee the authority to determine their remuneration in accordance with the volume and nature of their services; and

(10)	To review and discuss our auditors’ report and consolidated financial statements for the year ended December 31, 2006.

The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on July 31, 2007, the record date for determining those shareholders eligible to vote at the meeting, are entitled to notice of and to vote at the meeting. You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least twenty-four (24) hours prior to the meeting to be validly included in the tally of ordinary shares voted at the annual general meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

By Order of the Board of Directors, Shaul Elovitch, Chairman of the Board of Directors Petach-Tikva, Israel

July 31, 2007

INTERNET GOLD - GOLDEN LINES LTD.
1 Alexander Yanai Street
Petach-Tikva, Israel

PROXY STATEMENT

2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Internet Gold-Golden Lines Ltd., or the Company, to be voted at the 2007 Annual General Meeting of Shareholders, or the Meeting, and any adjournment thereof, pursuant to the accompanying Notice of 2007 Annual General Meeting of Shareholders. The Meeting will be held on Wednesday, September 5, 2007, at 2:30 p.m. (Israel time), at the offices of Eurocom Communications Ltd. at 2 Dov Friedman Street, Ramat Gan 52141, Israel.

This Proxy Statement and the enclosed proxy card are being mailed to shareholders on or before August 2, 2007.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to vote upon the following matters: (i) the election of two Class B directors; (ii) approval of the purchase of a directors’ and officers’ liability insurance policy; (iii) approval of a framework agreement, as such term is defined under the Israeli Companies Regulations (Relief from Related Party Transactions) 5760-2000, which would authorize our management to negotiate and enter into contracts for the renewal, extension or replacement of a directors’ and officers’ liability insurance policy from time to time; (iv) approval of an agreement by and between us and Eurocom Capital Finance Ltd., an affiliate of our controlling shareholder, under which Eurocom Capital Finance Ltd. will provide us with various capital management services; (v) approval of a framework agreement, as such term is defined under the Israeli Companies Regulations (Relief from Related Party Transactions) 5760-2000, by and between us and Eurocom Capital Underwriting Ltd., an affiliate of our controlling shareholder, relating to the provision of underwriting and/or management and/or marketing and/or distribution services in connection with private and/or public issuances of our securities; (vi) approval of the grant of a special bonus to our chief executive officer, who is also a member of our Board of Directors; (vii) amendment of the monthly compensation of our chief executive officer under a management services agreement; (xiii) amendment of Section 25 of our Articles of Association so that we will be no longer required to deliver notice of our annual and special general meetings to shareholders; and (ix) ratify and approve the reappointment of Somekh Chaikin, registered public accountants, a member firm of KPMG International, as our independent registered public accountants for the year ending December 31, 2007 and to authorize our Board of Directors to delegate to our Audit Committee the authority to determine their remuneration in accordance with the volume and nature of their services. In addition, our auditors’ report and consolidated financial statements for the year ended December 31, 2006 will be reviewed and considered at the Meeting.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 0.01 per share, as of the close of business on July 31, 2007, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to notice of, and to vote in person or by proxy, at the Meeting.

Shares eligible to be voted and for which a proxy card is properly signed and returned and actually received by our transfer agent or at our registered office in Israel at least twenty-four (24) hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR each proposition for which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least twenty-four (24) hours prior to the appointed time of the Meeting. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

Quorum and Voting

As of July 31, 2007, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 22,168,198 ordinary shares. Each ordinary share entitles the holder to one vote.

The presence of two shareholders, holding at least one third (1/3) of our issued share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

We have received indications from our principal shareholder, Eurocom Communications Ltd., or Eurocom Communications , which holds approximately 57.21% of our issued and outstanding ordinary shares, that it presently intends to vote for the nominees for director and in favor of all of the matters to be acted upon at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of July 31, 2007 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our outstanding ordinary shares, (ii) each director and nominee for director and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership (2)

Shaul Elovitch (3)(4)	12,683,135	57.21%
Yossef Elovitch (3)(4)	--	--
Anat Winner (3)	--	--
Aliza Schloss (3)	--	--
Orly Guy (3)	--	--
Ronit Gotliv (3)	--	--
Eli Holtzman (3)	172,118	*
All directors and executive officers as a group (9 persons)	12,855,253	57.99%

*	Less than 1 percent

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 22,168,198 ordinary shares issued and outstanding as of July 31, 2007.

(3)	The business addresses of Messrs. S. Elovitch, Y. Elovitch, Holtzman, Turgeman and Ms. Winner, Ms. Schloss, Ms. Guy and Ms. Gotliv is c/o Internet Gold – Golden Lines Ltd., 1 Alexander Yanai Street, Petach Tikva, Israel.

(4)	Eurocom Communications, our controlling shareholder, holds 57.21% of our ordinary shares (12,683,135 of our ordinary shares). Mr. Shaul Elovitch, our chairman and the chairman of the board of directors of Eurocom Holdings (1979) Ltd., or Eurocom Holdings, holds 80% of Eurocom Holdings’ shares and 75% of Eurocom Holdings’ management shares, and Mr. Yossef Elovitch, his brother and our director, holds 20% of Eurocom Holdings’ shares and 25% of Eurocom Holdings’ management shares. Eurocom Communications is 50.33% owned by Eurocom Holdings and 49% of its shares are held in trust for four holding companies, which are 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch, respectively. The remaining 0.67% in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the 57.21% of our ordinary shares held by Eurocom Communications.

ELECTION OF CLASS B DIRECTORS
(Item 1 on the Proxy Card)

Pursuant to our articles of association, our Board of Directors may consist of no less than six and no more than nine members, and is divided into three classes (other than outside directors), Class A, Class B and Class C. Generally, at each annual meeting of shareholders one class of directors is elected for a term of three years. At present we have one Class A director, two Class B directors and two Class C directors. All the members of our Board of Directors, except the outside directors, may be reelected upon completion of their term of office. In addition, companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel, such as our company, are required by the Israeli Companies Law, 5759-1999, or the Israeli Companies Law, to appoint at least two outside directors, within the meaning of the Israeli Companies Law. In general, outside directors serve for three-year terms, which may be renewed for only one additional three-year term. However, Israeli companies listed on certain stock exchanges outside of Israel, including the NASDAQ Global Market, may appoint an outside director for additional terms of not more than three years subject to certain conditions. Such conditions include the determination by the audit committee and board of directors, that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the outside director for an additional term is in the best interest of the company. Ms. Orly Guy and Ms. Ronit Gotliv were each elected by our shareholders to serve as our outside directors pursuant to the provisions of the Israeli Companies Law for initial three-year terms until our 2008 annual general meeting of shareholders.

Under the Israeli Companies Law, our Board of Directors is required to determine the minimum number of directors who must have “accounting and financial expertise” (as such term is defined in regulations promulgated under the Israeli Companies Law). Our Board of Directors has determined that our Board of Directors will include at least two directors who have “accounting and financial expertise” within the meaning of the regulations promulgated under the Israeli Companies Law. Our Board of Directors has determined that Mr. Shaul Elovitch, Ms. Anat Winner, Ms. Aliza Schloss and Ms. Orly Guy have the requisite “accounting and financial expertise.”

We are a “controlled company” within the meaning of the NASDAQ Marketplace Rules, since Eurocom Communications holds more than 50% of our voting power. As such, we are exempt from the NASDAQ Marketplace Rules requirement that a majority of a company’s board of directors must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules. We are also exempt from the NASDAQ Marketplace Rules requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in accordance with which our directors are proposed by the board of directors and elected by the shareholders, unless otherwise provided in a company’s articles of association. Our articles of association do not provide otherwise.

Accordingly, the Board of Directors proposes the re-election of Mr. Yossef Elovitch and Mr. Eli Holtzman each to serve as a Class B director, to hold office for three years until our annual general meeting of shareholders to be held in 2010, and until their successors are elected and qualified.

Should either of the director nominees be unavailable for election, the proxies will be voted for a substitute nominee designated by the Board of Directors. The nominees are not expected to be unavailable.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to elect as directors the nominees named above.

Set forth below is information about each nominee, including age, position(s) held with our company, principal occupation, business history and other directorships held.

Nominees for Election as Class B Directors for Terms Expiring in 2010

Yossef Elovitch, 56, has served as a director since 1993. Mr. Y. Elovitch has been a director of Eurocom Communications since 1985. Mr. Y. Elovitch serves as a director of our subsidiary, Smile.Media Ltd., and as a director of various other companies in the Eurocom group. Mr. Y. Elovitch is the brother of Mr. Shaul Elovitch. For Mr. Y. Elovitch’s indirect holdings in our company, see footnote (4) to the beneficial ownership table above.

Eli Holtzman, 59, co-founded our company and has served as our chief executive officer since 1992 and as a director since July 1999. Mr. Holtzman serves as chief executive officer and director of our subsidiary Smile.Media Ltd. and as a director of our subsidiary 012 Smile.Communications Ltd. Mr. Holtzman holds a B.Sc. degree in Chemistry and Pharmaceuticals from Illinois University.

The Board of Directors recommends a vote FOR the election of the two nominees for Class B director.

Directors Continuing in Office

Shaul Elovitch, 59, has served as chairman of our board of directors since our inception in 1992. Mr. Elovitch is the controlling shareholder of Eurocom Communications and its affiliated companies, one of Israel’s largest private communications groups. Mr. Elovitch has served as chairman of the board of directors and chief executive officer of Eurocom Holdings and Eurocom Communications, our parent company, since 1985 and of our subsidiaries, Smile.Media Ltd. and 012 Smile.Communications Ltd. Mr. Elovitch is the brother of Mr. Yossef Elovitch.

Anat Winner, 48, has served as a director since August 2001. Ms. Winner has been self employed as a business advisor since July 2003 and serves as a director of Magal Security Systems Ltd. From October 2001 to July 2003, Ms. Winner served as chief executive officer and chief financial officer of Israel News Ltd. From 1999 to October 2001, Ms. Winner served as chief financial officer of DBS Satellite Services (1998) Ltd. (YES), an Israeli company that is engaged in setting up and operating direct broadcasting satellite television systems. Ms. Winner holds a B.A. degree in Accounting and Economics from Haifa University and has been a certified public accountant (CPA) since 1986.

Aliza Schloss, 54, has served as a director since July 2005. Ms. Schloss has served as a director and/or officer of various other companies in the Eurocom group. From 2002 to 2005, Ms. Schloss served as an independent director, chairman of the audit committee and member of various committees of the Israel Electric Company Ltd. From October 2000 to October 2003, Ms. Schloss served as a director, chairmen of the audit committee and member of various committees of Bezeq The Israel Telecommunication Corp., Ltd. From 2000 to 2003, Ms. Schloss served as an independent director and member of the audit committee of several companies, including Hiram Gat Engineering & Construction Co., Ltd. and F.I.B.I Lamelcha – The First International Bank Ltd. and LAHAK Management of Trust Funds Ltd. – Bank Hapoalim. Ms. Schloss holds a Ph.D. degree in Political Science and Public Administration from the Hebrew University of Jerusalem. Ms. Schloss also holds an M.A. degree in Political Science and an M.P.A. degree in Public Administration from the Hebrew University of Jerusalem and a B.Sc. degree in Biology from the Ben-Gurion University of the Negev.

Orly Guy, 47, has served as an outside director since July 2005. Ms. Guy has served as a managing partner of Guy Bachar and Co, a Tel Aviv law firm specializing in civil-commercial law including litigation, capital market law and real estate law, since 1994. Since 2000, Ms. Guy has served as a director of a pharmaceutics company, Intec Pharma Ltd. Ms. Guy holds an LL.B. degree from Tel Aviv University.

Ronit Gotliv, 54, has served as an outside director since July 2005. Ms. Gotliv serves as a managing partner of R. Gotliv and Co., a Tel Aviv law firm specializing in commercial law, corporate law and real estate law. From 1984 to 1999, Ms. Gotliv was employed as an attorney at B.A. Gotliv – Law Offices. Ms. Gotliv holds an LL.B. degree from Tel Aviv University.

Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2006:

Salaries, fees, commissions and bonuses(1)

All directors and executive officers as a group (then 14 persons)	$1.7 million

(1)	Includes expenses incurred for cars made available to officers and expenses related to salaries, but does not include expenses such as business travel, professional and business association dues and expenses reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

As of December 31, 2006, we accrued $ 159,750 for retirement, recreation payments and vacation for our directors and executive officers.

During the year ended December 31, 2006, we paid to each of our outside directors, as well as to Ms. Winner, an independent director, an annual fee of NIS 33,842 ($8,010), and a per meeting attendance fee of NIS 1,781 ($422). Those fees are paid based on the fees detailed in regulations promulgated under the Israeli Companies Law. Our other non-employee directors do not receive compensation for their services on the board of directors or any committee thereof. All of our non-employee directors are reimbursed for their expenses for each board of directors’ meeting attended.

In May 2007, our board of directors approved a bonus plan for our senior management for 2006. According to this plan, and subject to certain conditions, such as growth in revenues, market share and profitability, up to 10% of our income from operations will be distributed to our senior management. The bonus for Mr. Eli Holtzman, our chief executive officer and a director, is subject to the approval of the shareholders at the Meeting (see Item 6).

APPROVAL OF THE PURCHASE OF A DIRECTORS’ AND
OFFICERS’ LIABILITY INSURANCE POLICY
(Item 2 on the Proxy Card)

The Israeli Companies Law provides that a company may, if permitted by its articles of association, enter into a contract for the purchase of insurance covering the liability of any of its office holders with respect to an act or omission performed by the office holder in his or her capacity as an office holder, for (a) a breach of his or her duty of care to the company or to another person; (b) a breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests; or (c) a financial liability imposed upon him or her in favor of another person. Our Articles of Association allow us to insure our office holders to the fullest extent provided by the Israeli Companies Law. An “office holder” is defined under the Israeli Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the managing director or any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title.

The Israeli Companies Law provides that a company may not enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of any of the following: (a) a breach by the office holder of his or her duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company; (b) a breach by the office holder of his or her duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently; (c) any act or omission committed with the intent to unlawfully yield a personal benefit; or (d) any fine or monetary settlement imposed on the office holder.

We maintained directors’ and officers’ liability insurance with a per claim and aggregate coverage limit of $5,000,000. Such policy commenced on August 1, 2006 and expires on July 31, 2007. Subject to ratification and approval by the shareholders at the Meeting, our Audit Committee and Board of Directors have approved the purchase of a new directors’ and officers’ liability insurance policy, or the Policy, from Migdal Insurance Company Ltd., or Migdal, covering all of the directors and officers of our company and its subsidiaries, who may serve from time to time (including a director who may be deemed a controlling shareholder, within the meaning of the Israeli Companies Law).

The principals terms of the Policy are as follows:

—	The Policy will be for a period commencing on August 1, 2007 and ending on July 31, 2008.

—	The Policy will have a per claim and aggregate coverage limit of up to $10,000,000.

—	The annual premium to be paid with respect to the Policy will be up to $100,000.

—	The Policy will provide for the following deductibles (1) $25,000 in connection with any claim, excluding claims arising in the United States and Canada; (2) $100,000 in connection with claims arising in the United States and Canada; and (3) $300,000 in connection with any Security and Exchange Commission claims.

Under the Israeli Companies Law, the purchase of insurance coverage for office holders requires the approval of the audit committee and board of directors, and if the office holder is a director, also the shareholders, in that order.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the purchase of a directors’ and officers’ liability insurance policy by the Company, covering all of the directors and the officers of the Company and its subsidiaries, who may serve from time to time (including a director who may be deemed a controlling shareholder, within the meaning of the Israeli Companies Law), with a per claim and aggregate coverage limit of up to $10,000,000 and a total annual premium of up to $100,000, for a period commencing on August 1, 2007 and ending on July 31, 2008, be and hereby is ratified and approved.”

Pursuant to the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolutions. Generally, in order for such resolution to be effective with respect to a director who is deemed a controlling shareholder, either (i) the shares voting in favor of such proposal include at least one third of the non-interested shareholders with respect to such proposal represented and voting at the Meeting (excluding the vote of abstaining shareholders); or (ii) the total shareholdings of the non-interested shareholders who vote against such proposal do not represent more than 1% of the voting rights in our company. Under the Israeli Companies Law, a “personal interest” (i) includes the personal interest of a relative of the shareholder (including spouse thereof); (ii) includes the personal interest of a corporation in which the shareholder or relative (including spouse thereof) serves as a director or the chief executive officer, owns at least 5% of the shares, or has the right to appoint a director or the chief executive officer; and (iii) excludes an interest arising solely from the ownership of the company’s ordinary shares.

However, under the Israeli Companies Regulations (Relief from Related Party Transactions), 5760-2000, or the Relief Regulations, such special majority is not required if the audit committee and board of directors of the company have determined that the terms of the insurance policy are identical with respect to all of the directors and officers of the company, and that the purchase of the insurance policy was made on arm’s-length basis and does not have a substantial affect on the company’s profitability, property or obligations. However, such special majority will be required if one or more shareholders holding at least 1% of the issued and outstanding share capital of our company or of our company’s voting rights, objects to the relief from the special majority requirement, provided that such objection is submitted to our company in writing not later than 14 days from the date of the publication of the notice regarding the 2007 annual general meeting of shareholders of our company. Our Audit Committee and Board of Directors have determined that the terms of the Policy are identical with respect to all of our directors and officers, and that the purchase of the Policy will be made on arm’s-length basis.

The Board of Directors recommends a vote FOR the foregoing resolution.

APPROVAL OF A FRAMEWORK AGREEMENT FOR THE PURCHASE OF DIRECTORS’
AND OFFICERS’ LIABILITY INSURANCE POLICY
(Item 3 on the Proxy Card)

At the Meeting, shareholders will be asked to approve a framework agreement of terms and conditions for the renewal, extension and/or replacement, from time to time, of the directors and officers’ liability insurance policy, or a New Policy, for all directors and officers of the company and its subsidiaries, who may serve from time to time (including a director who may be deemed a controlling shareholder, within the meaning of the Israeli Companies Law), as follows: (i) the Audit Committee and Board of Directors must approve that the New Policy is in accordance with the terms and conditions of the framework agreement described in this Proxy Statement; (ii) the annual aggregate premium of the New Policy may not exceed 30% of the previous year’s aggregate premium; (ii) the aggregate coverage limit per claim under the New Policy may not exceed an amount representing an increase of 20% in any year, as compared to the previous year’s aggregate coverage limit; and (iii) any New Policy may not be entered into after 2012.

Under the Relief Regulations, a public company may enter into an extraordinary transaction with a controlling shareholder without obtaining shareholder approval for a transaction with a controlling shareholder, as required under the Israeli Companies Law, if the company’s audit committee and board of directors determine that the extraordinary transaction is pursuant to and in accordance with the terms of a framework agreement (as such term is defined under the Relief Regulations) that has been duly approved under the Israeli Companies Law. While we do not view the purchase of a directors and officers’ liability insurance policy as an extraordinary transaction, we are treating it as such for the purpose of the renewal, extension and/or replacement, from time to time, of such a policy, by approving a framework agreement for any New Policy, without binding ourselves to the same treatment of any such policy in the future. As a result, no further approval of our shareholders will be required in connection with any renewal and/or extension and/or purchase of any New Policy entered into in compliance with the foregoing terms and conditions of the framework agreement.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the framework agreement of terms and conditions for the renewal, extension and/or replacement of the directors’ and officers’ liability insurance policy of the Company, for all directors and officers of the Company and its subsidiaries, who may serve from time to time (including a director who may be deemed a controlling shareholder, within the meaning of the Israeli Companies Law) set forth in the proxy statement for the 2007 annual general meeting of shareholders, be and hereby is approved; and that the management of the Company be, and it hereby is, authorized to negotiate and execute in the name and on behalf of the Company, contracts for the renewal, extension and/or replacement of such policy pursuant to and in accordance with the terms and conditions of the framework agreement set forth in the proxy statement for the 2007 annual general meeting of shareholders.”

Pursuant to the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution. In order for such resolution to be effective with respect to a director who is deemed a controlling shareholder, either (i) the shares voting in favor of such proposal include at least one third of the non-interested shareholders with respect to such proposal represented and voting at the Meeting (excluding the vote of abstaining shareholders); or (ii) the total shareholdings of the non-interested shareholders who vote against such proposal do not represent more than 1% of the voting rights in our company. Under the Israeli Companies Law, a “personal interest” (i) includes the personal interest of a relative of the shareholder (including spouse thereof); (ii) includes the personal interest of a corporation in which the shareholder or relative (including spouse thereof) serves as a director or the chief executive officer, owns at least 5% of the shares, or has the right to appoint a director or the chief executive officer; and (iii) excludes an interest arising solely from the ownership of the company’s ordinary shares.

The Board of Directors recommends a vote FOR the foregoing resolution.

APPROVAL OF AN AGREEMENT WITH EUROCOM CAPITAL FINANCE LTD.,
AN AFFILIATE OF OUR CONTROLLING SHAREHOLDER
(Item 4 on the Proxy Card)

Under the Israeli Companies law, the terms of an extraordinary transaction with a controlling shareholder must be approved by the audit committee, board of directors and the general meeting of shareholders.

Our Audit Committee and Board of Directors have approved, subject to shareholder approval, our entering into an agreement with Eurocom Capital Finance Ltd., or Eurocom Capital, which is controlled by Mr. Shaul Elovitch, our controlling shareholder and the chairman of our Board of Directors, under which Eurocom Capital will provide us with various capital management services. Under the agreement, Eurocom Capital will handle the execution of investments, reinvestments or other financial actions in our investment portfolio. In addition, Eurocom Capital will provide us with investment consultation services. In consideration for these services, we have agreed to pay Eurocom Capital fees which are customary for such agreements and on market terms. Eurocom Capital has agreed to act to preserve our financial resources according to a policy that will be set by our management and approved by the board of directors.

Our Audit Committee and Board of Directors believe that the terms of the agreement with Eurocom Capital Finance Ltd. are comparable to terms charged by unrelated parties and are at arm’s length, and that entering into such agreement is in our best interest.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

“RESOLVED, that the agreement by and between Internet Gold-Golden Lines Ltd. and Eurocom Capital Finance Ltd. for the provision of various capital management services, as described in the proxy statement for the 2007 annual general meeting, be and hereby is ratified and approved.”

The affirmative vote of the holders of a majority of the ordinary shares, represented at the Meeting in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution, provided that either (i) the shares voting in favor of such resolution include at least one-third of the non-interested shareholders with respect to the item voting on the matter (excluding the vote of abstaining shareholders), or (ii) the total shareholdings of the non-interested shareholders who vote against the item must not represent more than 1% of the voting rights in our company. Under the Israeli Companies Law, a “personal interest” (i) includes the personal interest of a relative of the shareholder (including spouse thereof); (ii) includes the personal interest of a corporation in which the shareholder or relative (including spouse thereof) serves as a director or the chief executive officer, owns at least 5% of the shares, or has the right to appoint a director or the chief executive officer; and (iii) excludes an interest arising solely from the ownership of the company’s ordinary shares.

The Board of Directors recommends a vote FOR the foregoing resolution.

APPROVAL OF A FRAMEWORK AGREEMENT WITH EUROCOM CAPITAL
UNDERWRITING LTD., AN AFFILIATE OF OUR CONTROLLING SHAREHOLDER
(Item 5 on the Proxy Card)

Under the Relief Regulations, a public company may enter into an extraordinary transaction with a controlling shareholder without obtaining shareholder approval for a transaction with a controlling shareholder, as required under the Israeli Companies Law, if the company’s audit committee and board of directors determine that the extraordinary transaction is pursuant to and in accordance with the terms of a framework agreement (as such term is defined under the Relief Regulations) that has been duly approved under the Israeli Companies Law.

At the Meeting, shareholders will be asked to approve a framework agreement, as such term is defined under the Relief Regulations, according to which our management will be authorized, without the need to obtain further shareholder approval, to enter into, from time to time, underwriting and/or management and/or marketing and/or distribution agreements with Eurocom Capital Underwriting Ltd., or Eurocom Underwriting, or any group of underwriters which includes Eurocom Underwriting, for the purpose of private and/or public issuances of our securities, or an Offering. For the purpose of this Item 5, any such underwriting and/or management and/or marketing and/or distribution agreement is referred to as an Agreement and together as Agreements.

Eurocom Underwriting is controlled by Mr. Shaul Elovitch, our controlling shareholder and chairman of our Board of Directors.

The terms and conditions of the proposed framework agreement are as follows:

1.	Under any Agreement or Agreements, the firm commitment of Eurocom Underwriting in any underwritten Offering may not exceed 15% of such Offering. The underwriting discounts, commissions and fees for any underwritten Offering will be on reasonable market terms.

2.	Eurocom Underwriting will be entitled to a management and/or lead and/or participation fee in an amount to be set forth in each Agreement or Agreements, according to its role under each such Agreement or Agreements, subject to applicable law and upon reasonable market terms.

3.	Under any Agreement or Agreements, we may agree to indemnify Eurocom Underwriting, under reasonable market terms, provided that the same terms apply to all other underwriters, for (i) any monetary liability incurred as a result of a court decision or settlement to which we agree in writing, for a claim under any securities law that the Offering documents contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and (ii) reasonable legal costs, including attorneys' fees, expended as a result of such proceedings.

4.	The terms of each Agreement or Agreements will be reasonable and on market terms.

5.	Eurocom Underwriting will not be entitled under any Agreement or Agreements to determine pricing for an Offering.

6.	No Agreement or Agreements entered into pursuant to the framework agreement to be approved at the Meeting may be entered into after December 31, 2012.

7.	Any Agreement or Agreements pursuant to the framework agreement is subject to the specific approval of the Audit Committee and the Board of Directors.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

“RESOLVED, that the framework agreement pursuant to which the Company may enter into, from time to time, underwriting and/or management and/or marketing and/or distribution agreements with Eurocom Capital Underwriting Ltd. or any group of underwriters which includes Eurocom Underwriting, for the purpose of private and/or public issuances of the Company’s securities, under the terms and conditions described in the proxy statement for the 2007 annual general meeting of shareholders, be and hereby is approved.”

The affirmative vote of the holders of a majority of the ordinary shares, represented at the Meeting in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution, provided that either (i) the shares voting in favor of such resolution include at least one-third of the non-interested shareholders with respect to the item voting on the matter (excluding the vote of abstaining shareholders), or (ii) the total shareholdings of the non-interested shareholders who vote against the item must not represent more than 1% of the voting rights in our company. Under the Israeli Companies Law, a “personal interest” (i) includes the personal interest of a relative of the shareholder (including spouse thereof); (ii) includes the personal interest of a corporation in which the shareholder or relative (including spouse thereof) serves as a director or the chief executive officer, owns at least 5% of the shares, or has the right to appoint a director or the chief executive officer; and (iii) excludes an interest arising solely from the ownership of the company’s ordinary shares.

The Board of Directors recommends a vote FOR the foregoing resolution.

APPROVAL OF THE GRANT OF A SPECIAL BONUS
TO OUR CHIEF EXECUTIVE OFFICER
(Item 6 on the Proxy Card)

Under the Israeli Companies Law, the terms of compensation of a director must be approved by the audit committee, board of directors and general meeting of shareholders.

In consideration for the efforts and contribution to our company during 2006 of Mr. Holtzman, our chief executive officer and a director, our Audit Committee and Board of Directors have approved, subject to shareholder approval, the grant to Mr. Eli Holtzman of a special bonus in the amount of approximately $100,000. Accordingly, at the Meeting shareholders will be asked to approve the grant of such special bonus to Mr. Eli Holtzman.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

“RESOLVED, that the grant of a special bonus in the amount of approximately $100,000 to Mr. Eli Holtzman, the Company’s chief executive officer and a member of its board of directors, be and hereby is approved.”

The affirmative vote of the holders of a majority of the ordinary shares, represented at the Meeting in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

APPROVAL OF AN AMENDMENT TO THE MANAGEMENT SERVICES AGREEMENT
INCREASING THE COMPENSATION OUR CHIEF EXECUTIVE OFFICER
(Item 7 on the Proxy Card)

Under the Israeli Companies Law, the terms of compensation of a director must be approved by the audit committee, board of directors and general meeting of shareholders.

Our Audit Committee and Board of Directors have approved, subject to shareholder approval, an amendment to the management services agreement we entered into with a company wholly-owned by Mr. Eli Holtzman in connection with his services as our chief executive officer, increasing the monthly compensation to be paid by us to such management company to NIS 143,000 per month plus value added tax. The amendment will be effective as of May 1, 2006. Accordingly, at the Meeting shareholders will be asked to approve such amendment to the management services agreement.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

“RESOLVED, to approve an amendment to the management services agreement by and between the Company and a company wholly-owned by Mr. Eli Holtzman in connection with his services as the Company’s chief executive officer, increasing the monthly compensation to be paid by the Company to the management company to NIS 143,000 per month plus value added tax. The amendment will be effective as of May 1, 2006.”

The affirmative vote of the holders of a majority of the ordinary shares, represented at the Meeting in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

APPROVAL OF AN AMENDMENT TO OUR ARTICLES
OF ASSOCIATION
(Item 8 on the Proxy Card)

Under regulations promulgated pursuant to the Israeli Companies Law, notice of any general meeting of shareholders must be delivered to shareholders within stipulated time periods unless a company’s articles of association determine other time periods or provide that no such personal notice will be provided to shareholders. We believe that it is in the best interest of our company to amend our articles of association so that no such notice will be required to be delivered to our shareholders, subject to applicable law. Notice of each general meeting of shareholders is filed in Israel with the Tel Aviv Stock Exchange and is publicly available on its website (maya.tase.co.il). We intend to continue to distribute proxy material to our shareholders residing outside of Israel for our annual and special general meetings and to provide them with an opportunity to participate in such meetings.

Under the Israeli Companies Law an amendment to a company’s articles of association requires shareholder approval.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

“RESOLVED, to amend the Company’s Articles of Association by adding Article 25.3, as follows:

“25.3	The Company shall not be required to deliver notice of any annual and special general meeting of shareholders to any shareholder of the Company.” “

The affirmative vote of the holders of a majority of the ordinary shares, represented at the Meeting in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTANTS
(Item 9 on the Proxy Card)

We first appointed Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as our independent auditors in 1999 and has reappointed the firm as our independent auditors since such time. Somekh Chaikin has no relationship with us or any of our affiliates except as auditors.

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Somekh Chaikin as our independent registered public accountants for the fiscal year ending 2007, pursuant to the recommendation of our Audit Committee and Board of Directors. As a result of Somekh Chaikin’s familiarity with our operations and its reputation in the auditing field, our Audit Committee and Board of Directors believe that Somekh Chaikin has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

At the Meeting, shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to determine the remuneration of our independent auditors according to the volume and nature of their services. With respect to fiscal year 2006, we paid Somekh Chaikin approximately $218,130 for audit services and approximately $26,020 for tax-related services.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

“RESOLVED, that the appointment of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as the independent public accountants of the Company to conduct the annual audit of our financial statements for the year ending December 31, 2007, be and hereby is ratified and approved, and it is further resolved, that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee of the Board if Directors the authority to determine the remuneration of such auditors in accordance with the volume and nature of their services.”

The affirmative vote of the holders of a majority of the ordinary shares, represented at the Meeting in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

REVIEW AND DISCUSSION OF AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL
STATEMENTS

At the Meeting, our auditors’ report and consolidated financial statements for the year ended December 31, 2006 will be presented. We will hold a discussion with respect to the financial statements at the Meeting as required by the Israeli Companies Law. This Item will not involve a vote of the shareholders.

The foregoing auditors’ report and consolidated financial statements, as well as our annual report on Form 20-F for the year ended December 31, 2006 (filed with the Securities and Exchange Commission on July 10, 2007), may be viewed on our website – www.igld.com – or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov. None of the auditors’ report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors, Shaul Elovitch, Chairman of the Board of Directors

Dated: July 31, 2007

ITEM 2

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

INTERNET GOLD-GOLDEN LINES LTD.

September 5, 2007

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

”Please detach along perforated line and mail in the envelope provided.”

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF THE CLASS B DIRECTORS AND "FOR" PROPOSALS 2 THROUGH 9.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	The election of two Class B directors for terms expiring in 2010.			Pursuant to Israeli law, in order to ensure specific majority requirements we are required to ask you if you have a personal interest (as described in the proxy statement) with respect to Proposals 2, 3, 4 and 5.
		NOMINEES:				FOR	AGAINST	ABSTAIN
☐	FOR ALL NOMINEES	š	Yossef Elovitch	2.	Approval of the procurement of a directors' and officers' liability insurance policy.	☐	☐	☐
		š	Eli Holtzman			YES	NO
☐	WITHHOLD AUTHORITY				Do you have a personal interest with respect to Proposal 2?	☐	☐
	FOR ALL NOMINEES					FOR	AGAINST	ABSTAIN
				3.	To approve a framework agreement, as such term is defined under the Israeli Companies Regulations (Relief from Related Party Transactions) 5760-2000, which would authorize the Company's management to negotiate and enter into contracts for the renewal, extension or replacement of a directors' and officers' liability insurance policy from time to time.	☐	☐	☐
☐	FOR ALL EXCEPT
(See instructions below)

						YES	NO
					Do you have a personal interest with respect to Proposal 3?	☐	☐
						FOR	AGAINST	ABSTAIN
				4.	To approve an agreement by and between us and Eurocom Capital Finance Ltd., an affiliate of the Company controlling shareholder, under which Eurocom Capital Finance Ltd. will provide the Company with various capital management services.	☐	☐	☐
						YES	NO
					Do you have a personal interest with respect to Proposal 4?	☐	☐
						FOR	AGAINST	ABSTAIN
				5.	To approve a framework agreement, as such term is defined under the Israeli Companies Regulations (Relief from Related Party Transactions) 5760-2000, by and between the Company and Eurocom Capital Underwriting Ltd., an affiliate of the Company's controlling shareholder, relating to the provision of underwriting and/or management and/or marketing and/or distribution services in connection with private and/or public issuances of the Company's securities.	☐	☐	☐
INSTRUCTION:	To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: ˜					YES	NO
					Do you have a personal interest with respect to Proposal 5?	☐	☐
						FOR	AGAINST	ABSTAIN
				6.	To approve the grant of a special bonus to the Company's chief executive officer, who is also a member of the Company's Board of Directors.	☐	☐	☐
						FOR	AGAINST	ABSTAIN
				7.	To amend the monthly compensation of the Company's chief executive officer under a management services agreement.	☐	☐	☐
						FOR	AGAINST	ABSTAIN
				8.	To amend Section 25 of the Company's Articles of Association so that the Company will be no longer required to deliver notice of its annual and special general meetings to shareholders.	☐	☐	☐
						FOR	AGAINST	ABSTAIN
				9.	Ratification and approval of the appointment of Somekh Chaikin, registered public accountants, a member firm of KPMG International, as the Company's independent registered public accountants for the year ending December 31, 2007 and to authorize the Company's Board of Directors to delegate to the Audit Committee the authority to determine their remuneration in accordance with the volume and nature of their services.	☐	☐	☐
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.			☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

INTERNET GOLD-GOLDEN LINES LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

        The undersigned hereby appoint(s) Eli Holtzman and Shaul Elovitch, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.01 per share, of Internet Gold-Golden Lines Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on September 5, 2007 at 2:30 p.m. (Israel time) at the offices of Eurocom Communications Ltd., 2 Dov Friedman Street, Ramat Gan 52141, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR THE ELECTION OF THE NOMINEE FOR CLASS B DIRECTORS IN ITEM 1 AND FOR ITEMS 2 THROUGH 9. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

(Continued and to be signed on the reverse side)

ITEM 3

Internet Gold - Golden Lines LTD, 1 Alexander Yanai St. Petah-Tiqwa, 49277. Tel: 1-800-200-250 Fax: 03-9399827, www.smile.net.il/biz

smile.net | smile.shops | smile.biz | smile.media | smile.072

IGLD NASDAQ TASE

August 2007

Dear Shareholder,

We look forward to seeing you at our annual general meeting of shareholders that is scheduled for September 5, 2007. Continuing with our tradition of the last few years, I’d like to take this opportunity to review our achievements since the last shareholders’ meeting.

The last 12 months have been an exciting period for Internet Gold. In last year’s letter, I told you about our new agreement to acquire 012 Golden
Lines and discussed the rationale of the transaction. Today, I can report that the merger was completed and the integration process has been underway for several months, and that it has already brought us benefits far beyond our expectations. So far, the merger has more than tripled our revenues to well over NIS 1 billion per year, deepened our management and R&D capabilities, expanded our customer base and given us immediate entry into the $1 billion domestic telephony market. Just as important, the merger has given rise to major cost savings due to the significant operating synergies between the two companies, enabling us to quadruple our operating profit. All this has been achieved even before the merger process has been completed, and we expect to take advantage of more synergies by year end.

I’m sure you’ve noticed that the stock market has indicated its approval of this strategic direction as well as our overall profits, thus our share price has more than doubled since this time last year.

As a result of the merger, our 012 Golden Lines/Smile.Communications business is now positioned as a leader or strong number two player in
Israel’s ISP and international telephony space with a leading position in IT integration and data communications. Since 012 Golden Lines has become Israel’s first company to receive a permanent voice over broadband license, we have become Israel’s first ISP to offer domestic telephony services, and we have made an aggressive entry into this high-potential field. From an expense point of view, the merger has already enabled us to reduce our per-subscriber support costs while simultaneously improving our customer service.

While the merger process has obviously required much management attention, we continue to maintain a steady focus on our other lines of business. We are particularly excited about the online media business, which is now beginning to come into its own. Throughout 2006 and now in
2007, interactive media budgets have increased significantly, creating a marked shift to the Internet at the expense of off-line media. Although
Israel’s interactive media market has been somewhat slower to develop, the trend is clear, and the Internet’s potential for dominance is beginning to come to fruition.

This is the development that we have been expecting for some time, and Smile.Media is well positioned to benefit. Through our activities of the last three years, we have amassed a diversified portfolio of popular Israeli portals and e-commerce sites, enabling us to offer economic and effective targeted advertising opportunities. During the past few quarters, we have expanded Smile.Media’s management team. I am now devoting most of my time to Smile.Media as its full-time CEO, a satisfying role that utilizes my 30 years of experience in marketing, advertising and media.
With the goal of developing Smile.Media into a leading international Internet media group, we are also investigating a variety of interesting opportunities in emerging regions. We believe this is an important avenue for building the long term value of the company.

In summary, our activities of the past year have taken Internet Gold to a new level of revenues and profits, solidified its positioning as a major player in Israeli communications and cemented its early lead in the interactive media market in Israel. We believe we have only begun to scratch the surface of our potential, and that the best is still ahead.

As always, we thank you for your ongoing support, and pledge to continue working to create value for all our shareholders.

Faithfully yours,

Eli Holtzman, CEO

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNET GOLD-GOLDEN LINES LTD. (Registrant) By: /s/ Eli Holtzman —————————————— Eli Holtzman Chief Executive Officer

August 3, 2007